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                                                                    NEWS RELEASE

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FOR IMMEDIATE RELEASE
                          PREFERRED EMPLOYERS HOLDINGS
                             INITIATES SELF TENDER

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Miami, Florida -- September 17, 1999

     Preferred Employers Holdings, Inc. (Nasdaq:PEGI) announced today that its Board of Directors has approved and authorized the Company to make a cash tender offer of $5.00 per share for all outstanding shares of its common stock other than those shares held by the Company's executive officers and directors. The Company will pay all fees and expenses related to the tender offer and tendering stockholders will not be required to pay any brokerage fees or commissions. On September 16, 1999, the last full trading day prior to the announcement of the tender offer, the Closing price per share of the Company's Common Stock was $2.75 per share. The tender offer will remain open until October 18, 1999, unless the Offer is extended.

     The Company believes that its purchase of issued and outstanding shares creates an attractive long term investment for the Company and those stockholders who elect not to tender their shares. At the same time, the Company is providing to those stockholders who wish to sell their shares the opportunity to do so at a fair price and at a premium over recent market prices. A committee of independent directors as well as the full Board of Directors of the Company unanimously approved the offer. Advest, Inc. was retained as financial advisor to the Company's Board of Directors and has rendered an opinion that the offer is fair, from a financial point of view, to the Company's stockholders.

     Founded in 1988, Preferred Employers Holdings, Inc. provides businesses with workers' compensation and other business insurance products as well as risk management and cost containment services and reinsures certain workers' compensation and employers' liability insurance policies, and furnishes temporary professional medical personnel to client hospitals.

     For more information contact the Information Agent for the tender offer, Morrow & Co., Inc. at:

                               Morrow & Co., Inc.
                           445 Park Avenue, 5th Floor
                           New York , New York 10022
               Banks and Brokerage Firms can call: (800) 662-5200
                     Stockholders can call: (800) 566-9061
    or the Company's Chief Financial Officer, William R. Dresback,
                               at (305) 893-4040.

     Certain statements contained herein, including without limitation, statements containing the words "believes," "expects" and words of similar import constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors, which may cause actual Company results to differ materially from expectations. Such factors include the following: (1) circumstances which could affect the writing of workers' compensation, liability and property insurance, (2) economic, business and competitive conditions in the employee staffing and insurance industry and the economy in general, (3) the enactment of new regulations and laws, and the amendment of existing regulations and laws which could affect the Company's business, and (4) changes in the Company's business strategy or development plans.